LIQUIDMETAL TECHNOLOGIES, INC.

August 29, 2012

VIA EDGAR

Ms. Pamela A. Long, Assistant Director
Mr. Edward M. Kelly, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Liquidmetal Technologies, Inc.
Registration Statement on Form S-1
Filed July 18, 2012
File Number 333-182729

Dear Ms. Long and Mr. Kelly:

On behalf of Liquidmetal Technologies, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Thursday, August 30, 2012 at 4:30 p.m., Eastern time, or as soon thereafter as practicable.  In connection with the foregoing, the Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours,

Liquidmetal Technologies, Inc.

By:	/s/ Tony Chung
Tony Chung
Its:	Chief Financial Officer